Mail Stop 3561

December 8, 2009

Stephen B. Parent, Chief Executive Officer
General Metals Corporation
615 Sierra Rose Drive, Suite 1
Reno, Nevada 89511

      Re: **General Metals Corporation**
              Revised Preliminary Proxy Statement on Schedule 14A
              Filed November 23, 2009
              File No. 000-30230

Dear Mr. Parent:

We have reviewed your letter dated November 17, 2009 in response to our comment letter dated November 10, 2009 and your revised filing, and we have the following comments. Again, we have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Proposal No. 1 – Election of Directors, page 6

Nominees for Director, page 6

1. Please revise the disclosure regarding Mr. Salari's business experience to indicate the dates during which he served as your Chief Operating Officer. Refer to Item 401(e) of Regulation S-K.

2. We note your response to comment two of our letter dated November 10, 2009. We await the filing of the current report on Form 8-K disclosing David Salari's resignation as your Chief Operating Officer.

    Also, you must file a current report on Form 8-K within four business days after the occurrence of the event. Refer to General Instruction B.1 to Form 8-K. Because you did not file your current report on Form 8-K within four business days after the triggering event, please confirm that you are aware that you are not permitted to use any registration statement form under the [Securities Act of 1933](#) that is predicated on timely filed reports because you will have filed untimely your Current Report on Form 8-K. Also, please be aware that failure to timely file all reports required by Section 15(d) of the Exchange Act during any previous twelve-month period will negate your eligibility to utilize Form S-3, such as in connection with a secondary offering contemplated by I.B.3 of the General Instructions to Form S-3.

3. We note your response to comment four in our letter dated November 10, 2009. In that response, you state that you are "of the view that Mr. Salari has been an independent director subsequent [to] the date of his resignation referred to in response to comment #2 above." Please clarify during what period Mr. Salari is or was considered your independent director. In this regard, please provide for us your analysis, citing applicable authority, as to why you believe Mr. Salari is or was independent during this period. We note in your response your statement that during Mr. Salari's tenure as your Chief Operating Officer, "he did not receive any compensation…for functioning in that role," but it is unclear how this contributes to your analysis as to his independent director status.

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As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please direct any questions to Lilyanna Peyser, Attorney-Adviser, at (202) 551-3222, John Fieldsend, Attorney-Adviser, at (202) 551-3343, or me at (202) 551-3725.

Sincerely,

H. Christopher Owings
Assistant Director